Exhibit 99.1

ATA Reports Fiscal 2015 Fourth Quarter and Year-end Financial Results

Company to Hold Conference Call on May 29, 2015, at 8 a.m. ET

Beijing, China, May 28, 2015 (NY) / May 29, 2015 (China) — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a leading provider of advanced testing technologies and testing-related services in China, today announced preliminary unaudited financial results for its fiscal fourth quarter and year ended March 31, 2015 (“Fourth Quarter 2015” and “Fiscal Year 2015,” respectively).

Fiscal Year 2015 Financial and Operating Highlights (percentage changes and comparisons against fiscal year ended March 31, 2014 (“Fiscal Year 2014”))

•                  Net revenues of RMB350.2 million (US$56.5 million), which exceeds the Company’s previously revised net revenue guidance range of RMB340.0 million to RMB350.0 million, compared to RMB384.7 million, as a result of decreased revenue contributions from the testing services business, which was primarily due to the termination of the exclusive distributor contract for TOEIC in Fiscal Year 2014

•                  Gross profit of RMB177.6 million (US$28.7 million), compared to RMB196.2 million

•                  Income from operations of RMB31.8 million (US$5.1 million), compared to RMB42.5 million, as a result of decreased revenue contributions from the testing services business and increased expenses related to the development of the Company’s consumer initiatives in Fiscal Year 2015

•                  Net income of RMB23.1 million (US$3.7 million), compared to RMB27.3 million

•                  Adjusted net income excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) of RMB31.2 million (US$5.0 million), which is within the Company’s previously announced guidance range of RMB28.0 million to RMB33.0 million, compared to RMB37.9 million

•                  Basic and diluted earnings per ADS were both RMB0.98 (US$0.16). Basic and diluted earnings per ADS excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for Fiscal Year 2015 were both RMB1.34 (US$0.22).

•                  Net cash provided by operating activities of RMB45.9 million (US$7.4 million). As of March 31, 2015, ATA had cash and cash equivalents of RMB240.8 million (US$38.8 million) and no long-term debt.

•                  Delivered approximately 8.8 million billable tests, compared to 9.4 million billable tests

Fourth Quarter 2015 Financial and Operating Highlights (percentage changes and comparisons against fiscal fourth quarter ended March 31, 2014 (“Fourth Quarter 2014”))

•                  Net revenues of RMB40.3 million (US$6.5 million), compared to RMB58.7 million, as a result of decreased revenue contributions from the testing services business

•                  Gross profit of RMB19.5 million (US$3.2 million), compared to RMB33.6 million

•                  Loss from operations of RMB15.8 million (US$2.5 million), compared to loss from operations of RMB1.3 million, primarily due to decreased revenue contributions from the testing services business

•                  Net loss of RMB15.0 million (US$2.4 million), compared to net loss of RMB13.4 million

•                  Adjusted net loss excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) of RMB10.3 million (US$1.7 million), compared to adjusted net loss of RMB9.6 million

•                  Basic and diluted losses per ADS excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for Fourth Quarter 2015 were both RMB0.46 (US$0.08).

•                  Delivered approximately 1.0 million billable tests, compared to 1.3 million billable tests

Fiscal Year 2016 Outlook

•                  For the fiscal year ending March 31, 2016 (“Fiscal Year 2016”), ATA expects net revenues of between RMB360.0 million and RMB380.0 million and non-GAAP net income (adjusted net income, which excludes share-based compensation expense and foreign currency exchange gain/loss) of between RMB28.0 million and RMB38.0 million, which takes into account the operating results of ATA’s joint venture and associated companies focused on the consumer market, all of which are at a stage of early business development.

•                  For the quarter ending June 30, 2015 (“First Quarter 2016”), ATA expects net revenues of between RMB84.0 million and RMB94.0 million.

Mr. Kevin Ma, ATA’s Chairman and Chief Executive Officer, stated, “During Fiscal Year 2015, we launched a number of new consumer initiatives that we believe will be the primary drivers of the Company’s future growth. This includes Zhi Shang, the joint venture with New Oriental Education & Technology Group (‘New Oriental’), which launched its online education and training management platform for working professionals in China’s financial securities industry in April 2015. We are also excited about the positive reception of Exam Inventory Navigator (考试导航), our self-developed mobile application that provides current and potential test takers with access to tools and information on various test-taking needs, including registration, checking scores, and study aids. Since its launch in June 2014, the application has grown its activated user base to 650,000, up from approximately 550,000 at the end of the fiscal third quarter ended December 31, 2014 (‘Third Quarter 2015’). On April 1, 2015, we signed a contract with Zhi Shang to continue the development of Exam Inventory Navigator. We believe partnering with Zhi Shang will accelerate the expansion of Exam Inventory Navigator’s capabilities and user base. During Fiscal Year 2015, we also expanded into and continue to actively work on consumer initiatives in the online continuing education, K-12, language study, and study abroad markets. ATA recently announced that it is exploring the potential of restructuring its testing services business into a wholly-owned subsidiary of ATA and listing it separately on the New Third Board, an emerging over-the-counter market in China. We believe doing so could be an opportunity to accelerate the growth of our core testing services business, while enhancing our business prospects, given ATA’s greater brand recognition in China.”

Mr. Ma continued, “We made significant strides on our new consumer-focused efforts. We delivered approximately 8.8 million billable tests during Fiscal Year 2015, which included increased exam volumes for the National Unified Certified Public Accountants (‘CPA’) exam and the Securities Association of China (‘SAC’) exam. However, this represents a decrease from 9.4 million billable tests delivered in Fiscal Year 2014. During Fiscal Year 2015, ATA continued building its relationship with Cambridge English Learning Assessment (‘Cambridge English’), one of the premier global providers of language instruction for students and teachers of English, and were pleased that Cambridge English believes our mobile testing system (‘MTS’) to be the most viable and effective solution for launching their computer-based Young Learners Exam across its global markets. With MTS, Cambridge English has implemented the Young Learners Exam in 18 markets, and we look forward to continue working with them on expanding this program to additional markets/countries.”

Operating Review

In Fourth Quarter 2015, ATA delivered a total of 1.0 million billable tests, compared to 1.3 million billable tests in Fourth Quarter 2014. In Fiscal Year 2015, ATA delivered a total of 8.8 million billable tests, compared to 9.4 million in Fiscal Year 2014. The Company had a network of 2,989 authorized test centers throughout China as of March 31, 2015, which the Company believes to be the largest test center network of any commercial testing service provider in China. ATA has delivered approximately 66.1 million billable tests since it began operations in 1999.

GAAP Results

Fiscal Year 2015

For Fiscal Year 2015, ATA’s total net revenues were RMB350.2 million (US$56.5 million), compared to RMB384.7 million in Fiscal Year 2014, primarily as a result of decreased revenue contributions from the testing services business.

Net revenues from the testing services business were RMB319.1 million (US$51.5 million) in Fiscal Year 2015, compared to RMB358.8 million in Fiscal Year 2014, primarily due to lower revenue contributions from TOEIC, which was a result of the termination of the exclusive distributor contract between ETS and ATA in Fiscal Year 2014. Decreased revenues from certain HR Select banking clients and traditional testing services also impacted total net revenues.

Net revenues from test preparation and training solutions were relatively flat at RMB5.7 million (US$0.9 million) in Fiscal Year 2015, compared to RMB5.9 million in Fiscal Year 2014.

Other revenues increased 27.7% to RMB25.4 million (US$4.1 million) in Fiscal Year 2015, primarily due to supplemental rental income from the Company leasing office space in its previous headquarters building.

Gross profit for Fiscal Year 2015 was RMB177.6 million (US$28.7 million), compared to RMB196.2 million in Fiscal Year 2014. Gross margin was 50.7% in Fiscal Year 2015, compared to 51.0% in Fiscal Year 2014.

Operating expenses for Fiscal Year 2015 decreased 4.4% to RMB147.9 million (US$23.9 million), from RMB154.8 million in Fiscal Year 2014, primarily due to increased expenses in Fiscal Year 2014 as a result of the impairment loss related to prepaid royalties to ETS.

Income from operations in Fiscal Year 2015 was RMB31.8 million (US$5.1 million), compared to RMB42.5 million in Fiscal Year 2014, primarily due to a lower revenue base resulting from decreased revenue contributions from the testing services business and increased expenses related to the development of the Company’s consumer initiatives.

Net income for Fiscal Year 2015 was RMB23.1 million (US$3.7 million), compared to RMB27.3 million in Fiscal Year 2014. For Fiscal Year 2015, basic and diluted earnings per common share were both RMB0.49 (US$0.08), and basic and diluted earnings per ADS were both RMB0.98 (US$0.16).

Fourth Quarter 2015

For Fourth Quarter 2015, ATA’s total net revenues were RMB40.3 million (US$6.5 million), compared to RMB58.7 million in Fourth Quarter 2014, primarily due to decreased revenue contributions from the testing services business. This decrease was a result of certain exams being delivered in Third Quarter 2015, a quarter earlier than in the prior fiscal year; revenues from licensing fees recognized in Fiscal Year 2014 as a result of a simulation contract with Microsoft; and lower revenue contributions from TOEIC, which was a result of the termination of the exclusive distributor contract between ETS and ATA in Fiscal Year 2014.

Gross profit for Fourth Quarter 2015 was RMB19.5 million (US$3.2 million), compared to RMB33.6 million in Fourth Quarter 2014. Gross margin was 48.5% in Fourth Quarter 2015, compared to 57.3% in Fourth Quarter 2014. The decrease was primarily a result of costs for certain private sector client exams being recognized in Third Quarter 2014 while corresponding revenues were recognized in Fourth Quarter 2014.

Loss from operations in Fourth Quarter 2015 was RMB15.8 million (US$2.5 million), compared to RMB1.3 million in Fourth Quarter 2014, primarily due to a lower revenue base resulting from decreased revenue contributions from the testing services business.

Net loss for Fourth Quarter 2015 was RMB15.0 million (US$2.4 million), compared to RMB13.4 million in Fourth Quarter 2014. For Fourth Quarter 2015, basic and diluted losses per common share were both RMB0.33 (US$0.05), compared to RMB0.30 in Fourth Quarter 2014. Basic and diluted losses per ADS were both RMB0.66 (US$0.10) in Fourth Quarter 2015, compared to RMB0.60 in Fourth Quarter 2014.

Non-GAAP Measures

Adjusted net income for Fiscal Year 2015, which excludes share-based compensation expense and foreign currency exchange loss (non-GAAP), totaled RMB31.2 million (US$5.0 million), compared to RMB37.9 million in the prior fiscal year. Basic and diluted earnings per common share excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for Fiscal Year 2015 were both RMB0.67 (US$0.11).

Basic and diluted earnings per ADS excluding share-based compensation expense and foreign currency exchange loss (non-GAAP) for Fiscal Year 2015 were both RMB1.34 (US$0.22), compared to RMB1.64 in the prior fiscal year.

Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

Other Data

The number of weighted average ADSs used to calculate both basic and diluted earnings per ADS for Fourth Quarter 2015 was 22.7 million. The number of weighted average ADSs used to calculate both basic and diluted earnings per ADS for Fiscal Year 2015 was 22.8 million. Each ADS represents two common shares.

Guidance for Fiscal Year 2016 and for First Quarter 2016

For First Quarter 2016, ATA expects net revenues of between RMB84.0 million and RMB94.0 million.

For Fiscal Year 2016, ATA expects net revenues of between RMB360.0 million and RMB380.0 million and non-GAAP net income of between RMB28.0 million and RMB38.0 million, which takes into account the operating results of ATA’s associated companies focused on the consumer market, all of which are at a stage of early business development.

Estimated Financial Results

(RMB in millions)

	Estimated for the year ending March 31, 2016	Actual for the year ended March 31, 2015
Net Revenues	360.0-380.0	350.2
Non-GAAP Net Income	28.0-38.0	31.2

	Estimated for the quarter ending June 30, 2015	Actual for the quarter ended June 30, 2014
Net Revenues	84.0-94.0	84.3

Mr. Ma concluded, “With the initiation of our various consumer initiatives in Fiscal Year 2015, ATA entered into a number of new markets that we believe are natural extensions of our core competency in assessment technologies. We are confident that ATA is in a strong position to take advantage of the shift toward technology in the greater education space, and we were pleased with the launch and continued progress of these initiatives, all of which are still in their early stages but we expect will be key factors in helping to diversify ATA’s revenue mix from government-sponsored exams. The Company is also evaluating ways in which it can expedite the growth of its testing services business. Restructuring the business and listing it on China’s New Third Board is one option we are carefully considering, and we will keep investors apprised of our progress here. Throughout these efforts, we have remained committed to operating on the strict cost structure that has allowed the Company to successfully scale its operations and generate positive cash flow to finance its long-term growth, and this will not change in Fiscal Year 2016. After a major transitional year for ATA, we look forward to continuing the Company’s growth and expansion in Fiscal Year 2016.”

These are ATA’s current projections, which are subject to change. You are cautioned that operating results in Fourth Quarter 2015 and in Fiscal Year 2015 are not necessarily indicative of operating results for any future periods.

Conference Call and Webcast Information (With Accompanying Presentation)

ATA will host a conference call at 8 a.m. Eastern Time on Friday, May 29, 2015, during which management will discuss the results of Fourth Quarter 2015 and Fiscal Year 2015. To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 (888) 339-2688
International (Toll):	+1 (617) 847-3007

	Toll-Free	Local Access
China (Netcom):	(10 800) 713 1756
China (Telecom):	(10 800) 130 1713	(400) 881 1630
Hong Kong:	(800) 96 3844	3002 1672

Participant Passcode:	53428468

A live webcast of the conference call can be accessed at the investor relations section of ATA’s website at www.ata.net.cn or by clicking the following link: https://www.webcaster4.com/Webcast/Page/274/8439.

An accompanying slide presentation in PDF format will also be made available 30 minutes prior to the conference call on the same investor relations section of ATA’s website. To listen to the webcast, please visit ATA’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

A replay will be available shortly after the call on the investor relations section of ATA’s website and will remain available for 90 days.

About ATA Inc.

ATA is a leading provider of advanced testing technologies in China. The Company offers comprehensive services for the creation and delivery of assessments based on its proprietary testing technologies and test delivery platform. ATA’s testing technologies are used for professional licensure and certification tests in various industries, including information technology services, banking, teaching, securities, insurance, and accounting. As of March 31, 2015, ATA’s test center network comprised 2,989 authorized test centers located throughout China. The Company believes that it has the largest test center network of any commercial testing service provider in China.

ATA has delivered more than 66.1 million billable tests since ATA started operations in 1999.

For more information, please visit ATA’s website at www.ata.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, the Company’s guidance relating to anticipated financial and operating results for the First Quarter 2016 and Fiscal Year 2016 and statements regarding market demand and trends, the launch and anticipated benefits of the Company’s new consumer initiatives, including the partnering with New Oriental to set up and operate Zhi Shang, the strategy for and popularity of the Exam Inventory Navigator(考试导航), and our consumer initiative in the online continuing education, K-12, language study and study abroad markets, the potential growth of Cambridge English Junior Exam and other businesses, the Company’s ability to diversify its revenue mix, control its cost, and scale its operation and the Company’s future growth and results of operations.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates can include its ability to meet challenges associated with its rapid expansion, its ability to meet the expectations of current and future clients, its ability to deploy new test titles, its ability to win new enterprise contracts, its ability to convert its existing contracts into actual revenues, the economy of China, uncertainties with respect to the China’s legal and regulatory environments, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its fiscal year ended March 31, 2014, and other filings that ATA has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ATA’s website at www.ata.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial condition, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the fiscal year ended March 31, 2014.

The Company has not completed its audit of Fiscal Year 2015 financial statements, and the selected unaudited financial results for the Fourth Quarter 2015 and Fiscal Year 2015 announced today are subject to adjustments. The preliminary results for the Fourth Quarter 2015 and Fiscal Year 2015 remain subject to the finalization of the Company’s year-end closing, reporting and audit processes.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ATA and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translation of RMB amounts for Fourth Quarter 2015 and Fiscal Year 2015, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.1990 to US$1.00, the noon buying rate as of March 31, 2015, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. GAAP.

About Non-GAAP Financial Measures

To supplement ATA’s consolidated financial information presented in accordance with U.S. generally accepted accounting principles (“GAAP”), ATA uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ATA believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share-based compensation expense and foreign currency exchange gains or losses, which may not be indicative of its operating performance from a cash perspective.

ATA believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ATA’s historical performance. ATA computes its non-GAAP financial measures using a consistent method from period to period. ATA believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gains or losses and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gains or losses have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ATA’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Unaudited Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ATA.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Benson Tsang, CFO	Carolyne Y. Sohn, Senior Associate
+86 10 6518 1122 x5107	415-568-2255
bensontsang@ata.net.cn	+86 10 6587 6435
csohn@equityny.com

Adam Prior, Senior Vice President
212-836-9606
aprior@equityny.com

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	March 31,	March 31,
	2014	2015	2015
	RMB	RMB	USD
ASSETS
Current assets:
Cash	311,947,098	240,295,371	38,763,570
Restricted cash	2,700,000	—	—
Accounts receivable, net	68,353,075	48,150,046	7,767,389
Prepaid expenses and other current assets	15,092,674	24,505,249	3,953,097
Total current assets	398,092,847	312,950,666	50,484,056

Equity method investments	—	37,709,848	6,083,215
Property and equipment, net	55,814,182	62,720,375	10,117,821
Goodwill	31,011,902	31,011,902	5,002,727
Intangible assets, net	1,792,935	943,769	152,245
Other assets	4,524,858	11,887,740	1,917,687
Total assets	491,236,724	457,224,300	73,757,751

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accrued expenses and other payables	68,766,143	54,415,425	8,778,097
Deferred revenues	8,383,327	21,742,735	3,507,458
Total current liabilities	77,149,470	76,158,160	12,285,555

Deferred revenues	2,195,382	1,763,732	284,519
Total liabilities	79,344,852	77,921,892	12,570,074

Shareholders’ equity:
Common shares	3,474,894	3,513,718	566,820
Treasury shares	(1,029,766)	(8,201,045)	(1,322,963)
Additional paid-in capital	437,964,776	389,482,800	62,829,941
Accumulated other comprehensive loss	(27,145,929)	(27,176,682)	(4,384,043)
Retained earnings (accumulated deficit)	(1,372,103)	21,683,617	3,497,922
Total shareholders’ equity	411,891,872	379,302,408	61,187,677
Total liabilities and shareholders’ equity	491,236,724	457,224,300	73,757,751

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Three-month Period Ended
	March 31,	March 31,	March 31,
	2014	2015	2015
	RMB	RMB	USD
Net revenues:
Testing services	51,542,430	35,004,993	5,646,877
Test preparation and training solutions	246,371	972,373	156,860
Other revenue	6,871,155	4,337,146	699,653
Total net revenues	58,659,956	40,314,512	6,503,390
Cost of revenues	25,061,085	20,780,693	3,352,265
Gross profit	33,598,871	19,533,819	3,151,125

Operating expenses:
Research and development	8,235,283	7,691,524	1,240,769
Sales and marketing	12,580,996	8,362,686	1,349,038
General and administrative	15,128,132	21,337,041	3,442,014
Total operating expenses	35,944,411	37,391,251	6,031,821

Other operating income	1,072,453	2,077,500	335,135
Loss from operations	(1,273,087)	(15,779,932)	(2,545,561)

Other income/(loss):
Share of losses of equity method investment	—	(2,196,750)	(354,372)
Interest income	2,167,854	1,358,612	219,167
Foreign currency exchange losses, net	(334,324)	(38,533)	(6,216)
Total other income/ (loss)	1,833,530	(876,671)	(141,421)
Income/(Loss) before income taxes	560,443	(16,656,603)	(2,686,982)

Income tax benefit (expense)	(13,950,550)	1,658,122	267,482
Net loss	(13,390,107)	(14,998,481)	(2,419,500)

Other comprehensive income/(loss):
Foreign currency translation adjustment, net of nil income taxes	128,161	247,795	39,973
Comprehensive loss	(13,261,946)	(14,750,686)	(2,379,527)

Basic losses per common share	(0.30)	(0.33)	(0.05)

Diluted losses per common share Share	(0.30)	(0.33)	(0.05)

Basic losses per ADS	(0.60)	(0.66)	(0.10)

Diluted losses per ADS	(0.60)	(0.66)	(0.10)

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended
	March 31,	March 31,	March 31,
	2014	2015	2015
	RMB	RMB	USD
Net revenues:
Testing services	358,837,352	319,055,019	51,468,788
Test preparation and training solutions	5,949,183	5,710,827	921,250
Other revenue	19,881,843	25,391,978	4,096,141
Total net revenues	384,668,378	350,157,824	56,486,179
Cost of revenues	188,480,346	172,539,260	27,833,402
Gross profit	196,188,032	177,618,564	28,652,777

Operating expenses:
Research and development	27,673,298	36,836,338	5,942,303
Sales and marketing	47,259,273	45,186,175	7,289,268
General and administrative	67,867,384	65,605,087	10,583,172
Impairment of intangible assets	12,009,457	310,153	50,033
Total operating expenses	154,809,412	147,937,753	23,864,776

Other operating income	1,072,453	2,077,500	335,135
Income from operations	42,451,073	31,758,311	5,123,136

Other income/(loss):
Share of losses of equity method investment	—	(2,196,750)	(354,372)
Interest income	4,770,024	4,136,454	667,278
Foreign currency exchange losses, net	(49,200)	(1,067,149)	(172,149)
Total other income	4,720,824	872,555	140,757
Income before income taxes	47,171,897	32,630,866	5,263,893

Income tax expense	(19,895,462)	(9,575,146)	(1,544,628)
Net income	27,276,435	23,055,720	3,719,265

Other comprehensive income/(loss):
Foreign currency translation adjustment, net of nil income taxes	(766,783)	(30,753)	(4,961)
Comprehensive income	26,509,652	23,024,967	3,714,304

Basic earnings per common share	0.59	0.49	0.08

Diluted earnings per common share share	0.59	0.49	0.08

Basic earnings per ADS	1.18	0.98	0.16

Diluted earnings per ADS	1.18	0.98	0.16

UNAUDITED RECONCILIATIONS OF NON-GAAP MEASURES
TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended		Year Ended
	March 31,	March 31,	March 31,	March 31,
	2014	2015	2014	2015
	RMB	RMB	RMB	RMB

GAAP net income (loss)	(13,390,107)	(14,998,481)	27,276,435	23,055,720
Share-based compensation expenses	3,498,073	4,671,277	10,534,910	7,111,316
Foreign currency exchange loss, net	334,324	38,533	49,200	1,067,149
Non-GAAP net income (loss)	(9,557,710)	(10,288,671)	37,860,545	31,234,185

GAAP earnings (losses) per common share
Basic	(0.30)	(0.33)	0.59	0.49
Diluted	(0.30)	(0.33)	0.59	0.49

Non-GAAP earnings (losses) per common share
Basic	(0.21)	(0.23)	0.82	0.67
Diluted	(0.21)	(0.23)	0.82	0.67